Subject to Completion

Preliminary Terms Sheet dated October 13, 2006

TERM SHEET

(Related to product supplement dated October 13, 2006, and to MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006)	Filed under Rule 433 Registration No. 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Principal Protected Notes

Linked to a Global Equity Index Basket due November         , 2010

(the “Notes”)

General

•	The Notes are designed for investors who are seeking exposure to a Global Equity Index Basket, comprised of the S&P 500 Index, the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Index (each initially equally weighted). Investors should be willing to forego interest payments, while seeking full principal protection on the maturity date.

•	Senior unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”), maturing November , 2010.

•	Cash payment on the maturity date of principal plus the Additional Amount, if any, as described below.

•	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to settle on or about November , 2006.

Key Terms

Basket:

Global Equity Index Basket (the “Basket”), comprised of the S&P 500 Index, the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Index (each initially equally weighted) (each a “Basket Index” and together the “Basket Indices”).

Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount per Note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:

The Additional Amount per $1,000 principal amount per Note paid on the maturity date will equal:

$1,000 x the Basket Return x the Participation Rate;

provided that the Additional Amount will not be less than zero.

Participation Rate:

The Participation Rate will be a fixed percentage between 100% and 105%. The actual Participation Rate will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

Basket Return:	The performance of the Basket from the Initial Basket Level to the Ending Basket Level, calculated as follows:

(	Ending Basket Level – Initial Basket Level	)
Initial Basket Level

Initial Basket Level:	The Basket will be set to 100 on the Pricing Date.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:

The Basket Closing Level will be calculated as follows:

100x [1 + (S&P Return + Nikkei Return + EURO STOXX Return)/3]

The S&P Return, Nikkei Return and EURO STOXX Return are the performance of the respective Basket Indices, expressed as a percentage, from the closing level on the Pricing Date to the closing level on the Observation Date. The closing levels on October 4, 2006 of the S&P 500 Index, the Dow Jones EURO STOXX 50 Index and the Nikkei Index were 1,350.22, 3,914.73 and 16,082.55, respectively. For additional information, see “Description of the Notes—Payment at Maturity” in the accompanying product supplement.

Pricing Date:	November , 2010
Observation Date:	November , 2010
Maturity Date:	November , 2010
CUSIP:

Investing in the Principal Protected Notes involves a number of risks. See “ Risk Factors” beginning on page PS-7 of the accompanying product supplement, pages S-3 to S-4 of the MTN Prospectus Supplement and “Selected Risk Factors” beginning on page TS-5 of this term sheet.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the prospectus, each prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-866-500-5408

	Per Note	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this term sheet or the accompanying product supplement, MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

“Standard and Poor’s®”, “Standard and Poor’s 500”, “S&P 500®” and S&P® are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch and Co., Inc. is an authorized sublicense.

“Nikkei 225” is a registered trademark of Nihon Keizai Shimbun, Inc., and is licensed for use by Merrill Lynch & Co., Inc.

“Dow JonesSM”, “Dow Jones Industrial AverageSM” and “DJIASM” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is a sublicensee. The Notes are not sponsored, sold or promoted by Dow Jones. The “Dow Jones EURO STOXX 50SM” is proprietary and copyrighted material. The Dow Jones EURO STOXX 50SM and the related trademarks have been licensed for certain purposes by Merrill Lynch & Co., Inc and its subsidiaries. Neither STOXX Limited nor Dow Jones & Company, Inc. sponsors, endorses or promotes the Notes based on the Dow Jones EURO STOXX 50SM.

The date of the term sheet is October         , 2006.

Additional Terms Specific to the Notes

You should read this term sheet, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-7 of the accompanying product supplement and pages S-3 to S-4 in the accompanying MTN prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement dated October 13, 2006:

     http://www.sec.gov/Archives/edgar/data/65100/000119312506207636/d424b5.htm

•	MTN prospectus supplement, dated March 31, 2006:

     http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

     http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

     http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Web site is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Hypothetical Payment at Maturity for each $1,000 Principal Amount per Note

The table and graph below illustrate the payment on the maturity date (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount per Note for a hypothetical range of performance for the Basket Return from -80% to +80%. The following table and graph also assume a Participation Rate of 102.5% (the midpoint of the range of 100%-105%) and an Initial Basket Level of 100. The following results are based solely on the hypothetical example cited. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the table and graph below have been rounded for ease of analysis.

Ending Value	Basket Return	Basket Return x Participation Rate (102.5%)	Additional Amount		Principal		Payment at Maturity
180	80%	82.00%	$820.00	+	$1,000	=	$1,820.00
160	60%	61.50%	$615.00	+	$1,000	=	$1,615.00
140	40%	41.00%	$410.00	+	$1,000	=	$1,410.00
120	20%	20.50%	$205.00	+	$1,000	=	$1,205.00
110	10%	10.25%	$102.50	+	$1,000	=	$1,102.50
100	0%	0.00%	$0.00	+	$1,000	=	$1,000.00
90	-10%	0.00%	$0.00	+	$1,000	=	$1,000.00
70	-30%	0.00%	$0.00	+	$1,000	=	$1,000.00
50	-50%	0.00%	$0.00	+	$1,000	=	$1,000.00
20	-80%	0.00%	$0.00	+	$1,000	=	$1,000.00

Examples

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1—The level of the Basket increases from the Initial Basket Level to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Initial Basket Level, the Additional Amount is equal to $210 and the investor receives a payment on the maturity date of $1,210 per $1,000 principal amount per Note calculated as follows:

Payment at maturity per Note = $1,000 + ($1,000 x[(120-100/100] x 102.5%)

Example 2—The level of the Basket decreases from the Initial Basket Level to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is lower than the Initial Basket Level, the payment on the maturity date is the principal amount of $1,000 per $1,000 principal amount per Note.

Selected Purchase Considerations

Preservation of Capital at Maturity: You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the Basket. Because the Notes are our senior unsecured obligations, payment of any amount on the maturity date is subject to our ability to pay our obligations as they become due.

Appreciation Potential: On the maturity date, you may receive an amount in addition to your principal. For each $1,000 principal amount per Note, this additional amount, if any, will equal $1,000 x the Basket Return x the Participation Rate. This additional payment, which may equal zero, will not be less than zero.

Diversification of the Basket: The return on the Notes is linked the Basket which is comprised of the S&P 500 Index, the Dow Jones EURO STOXX 50 Index, and the Nikkei 225 Index. The S&P 500 is designed to measure performance of the broad domestic U.S. economy through changes in the adjusted aggregate market value of 500 stocks representing all major industries. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and, therefore, are among the most actively traded on that exchange. The Dow Jones EURO STOXX 50 Index consists of 50 component stocks of market sector leaders from within the Eurozone. For additional information on each Basket Index, see the information set forth under The Basket—The S&P 500 Index,” “The Basket—The Dow Jones EURO STOXX 50 Index” and “The Basket—The Nikkei 225 Index” in the accompanying product supplement.

Tax Treatment: You should carefully review the section entitled “United States Federal Income Taxation” in the accompanying product supplement and MTN Prospectus Supplement. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes.

Based upon the characterization of the Notes as debt instruments of ML&Co., each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield and a projected payment schedule for the Notes, even though you will not receive any payments from us until the maturity date. We have determined this estimated yield and the projected payment schedule, in accordance with regulations issued by the U.S. Treasury Department (the “CPDI Regulations”), solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield and the projected payment schedule are neither a prediction nor a guarantee of what the actual Additional Amount will be, or that the actual Additional Amount will even exceed zero. We have determined that this estimated yield will equal         % per annum, compounded semi-annually.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

Hypothetical Table

The following table sets forth the amount of interest that would be deemed to have accrued with respect to each Note during each accrual period over an assumed term of approximately four years for the Notes based upon a hypothetical projected payment schedule for the Notes (including both a Hypothetical Projected Additional Amount (as defined below) and a hypothetical estimated yield equal to 5.27% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Notes as if the Notes had been issued on October 11, 2006 and were scheduled to mature on October 11, 2010. The projected payment schedule (including both the Projected Additional Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes, and is neither a prediction nor a guarantee of what the actual Additional Amount will be, or that the actual Additional Amount will even exceed zero.

Accrual Period	Interest deemed to accrue on Notes during accrual period (per Note)	Total interest deemed to have accrued on Notes as of end of accrual period (per Note)
October 11, 2006 through April 11, 2007	$26.28	$ 26.28
April 12, 2007 through October 11, 2007	$27.04	$ 53.32
October 12, 2007 through April 11, 2008	$27.75	$ 81.07
April 12, 2008 through October 11, 2008	$28.49	$109.56
October 12, 2008 through April 11, 2009	$29.24	$138.80
April 12, 2009 through October 11, 2009	$30.00	$168.80
October 12, 2009 through April 11, 2010	$30.80	$199.60
April 12, 2010 through October 11, 2010	$31.61	$231.21

Hypothetical Projected Additional Amount = $231.21 per Note.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a Note for $1,000 and hold the Note until maturity, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $             in 2006, $             in 2007, $             in 2008, $             in 2009 and $             in 2010. However, in 2010, the amount of ordinary income that you will be required to pay taxes on from owning each Note may be greater or less than $            , depending upon the Additional Amount, if any, you receive. Also, if the Additional Amount is less than $            , you may have a loss which you could deduct against other income you may have in 2010, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years.

You should consider the tax consequences of an investment in the Notes as discussed herein. For further information, see the section entitled “United States Federal Income Taxation” in the accompanying product supplement.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement dated October 13, 2006 and in the accompanying MTN prospectus supplement.

Investors may receive no return on their investment

If the Ending Basket Level does not exceed the Initial Basket Level, on the maturity date, the Additional Amount will be $0 and therefore an investor will receive only the $1,000 principal amount per Note.

An investor’s yield may be lower than the yield on other debt securities of comparable maturity

The yield that an investor will receive on the Notes may be less than the return the investor could earn by buying a traditional interest bearing debt security with the same stated maturity date. An investment in the Notes may not reflect the full opportunity cost to an investor when factors that affect the time value of money are taken into account.

A trading market for the Notes is not expected to develop and the terms of the Notes may affect the secondary market price of the Notes

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. The limited trading market for the Notes may adversely affect the price that an investor receives for their Notes if they do not wish to hold their investment until the maturity date.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell your Notes in a secondary market transaction is expected to be adversely affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product.

An investor’s return may be affected by factors affecting the international securities markets

The Nikkei 225 Index and the Dow Jones EURO STOXX 50 Index are computed by reference to the value of the equity securities of companies listed on global exchanges. The return on the Notes will be affected by factors affecting the value of securities in the relevant markets. Foreign securities markets may be more volatile than United States markets and may be affected by market developments in different ways than United States markets. Also, there is generally less publicly available information about foreign companies than about United States companies that are subject to the reporting requirements of the Securities and Exchange Commission.

An investor’s return will not reflect the return of a direct investment in the stocks included in the Basket Indices

The return on the Notes will not reflect the return an investor would realize if an investor actually owned the stocks included in the Basket Indices and received the dividends paid on those stocks, if any, because the level of the Basket Indices are calculated by reference to the prices of the stocks included in the Basket Indices without taking into consideration the value of dividends paid on those stocks.

The trading value of the Notes will be affected by factors that interrelate in complex ways

The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. In addition to certain other factors described in the pricing supplement, these factors include, changes in (i) the level of the Basket, (ii) interest rates, (iii) the volatility of the Basket, (iv) dividend yields on the stocks included in the Basket Indices and (v) the credit rating of ML&Co.

Role of our subsidiary

Our subsidiary MLPF&S is our agent for the purposes of calculating the Basket Closing Levels, the Ending Basket Level and the Additional Amount, if any. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise. MLPF&S may also provide a hedge to us against the market risks associated with our obligations under the terms of the Note and MLPF&S or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services.

Tax consequences

You should consider the tax consequences of investing in the Notes. See the section entitled “United States Federal Income Taxation” in the related product supplement.

Historical Information

While historical information on the Basket will not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end values of the Basket from January 2001 through September 2006 based upon historical levels of each Basket Index and a Basket value of 100 on October 4, 2006. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the level of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the Notes.

	2001	2002	2003	2004	2005	2006
January	103.12	79.88	57.56	74.45	78.18	97.55
February	94.09	80.14	56.33	75.79	80.09	97.35
March	91.23	83.40	54.81	75.82	79.35	100.14
April	98.26	80.84	58.66	75.45	76.33	100.10
May	96.18	79.90	61.09	74.26	78.99	94.39
June	93.25	73.16	63.49	76.68	80.51	94.57
July	89.33	65.85	65.73	73.84	83.46	95.00
August	82.07	65.63	68.10	72.97	83.65	98.08
September	74.03	58.35	66.17	73.17	87.67	99.61
October	77.27	61.23	69.76	74.17	86.27
November	81.46	64.84	69.46	76.06	91.03
December	82.61	59.82	73.09	78.86	94.69

The following graph sets forth the historical performance of the Basket presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Basket, and no assurance can be given that the level of the Basket will not decline and thereby reduce the amount which may be payable to you on the maturity date.

Historical data on the S&P 500 Index

The following table sets forth the closing levels of the S&P 500 Index at the end of each month in the period from January 2001 through September 2006. This historical data on the S&P 500 Index is not necessarily indicative of the future performance of the S&P 500 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the S&P 500 Index during any period set forth below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2001	2002	2003	2004	2005	2006
January	1,366.01	1,130.20	855.70	1,131.13	1,181.27	1,280.08
February	1,239.94	1,106.73	841.15	1,144.94	1,203.60	1,280.66
March	1,160.33	1,147.39	848.18	1,126.21	1,180.59	1,294.83
April	1,249.46	1,076.92	916.92	1,107.30	1,156.85	1,310.61
May	1,255.82	1,067.14	963.59	1,120.68	1,191.50	1,270.09
June	1,224.42	989.82	974.50	1,140.84	1,191.33	1,270.20
July	1,211.23	911.62	990.31	1,101.72	1,234.18	1,276.66
August	1,133.58	916.07	1,008.01	1,104.24	1,220.33	1,303.82
September	1,040.94	815.28	995.97	1,114.58	1,228.81	1,335.85
October	1,059.78	885.76	1,050.71	1,130.20	1,207.01
November	1,139.45	936.31	1,058.20	1,173.82	1,249.48
December	1,148.08	879.82	1,111.92	1,211.92	1,248.29

The following graph sets forth the historical performance of the S&P 500 Index presented in the preceding table. Past movements of the S&P 500 Index are not necessarily indicative of the future performance of the S&P 500 Index. On October 4, 2006, the closing level of the S&P 500 Index was 1,350.22.

Historical data on the Dow Jones EURO STOXX 50 Index

The following table sets forth the level of the Dow Jones EURO STOXX 50 Index at the end of each month in the period from January 2001 through September 2006. This historical data on the Dow Jones EURO STOXX 50 Index is not necessarily indicative of the future performance of the Dow Jones EURO STOXX 50 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Dow Jones EURO STOXX 50 Index during any period set forth below is not an indication that the Dow Jones EURO STOXX 50 Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2001	2002	2003	2004	2005	2006
January	4,779.90	3,670.26	2,248.17	2,839.13	2,984.59	3,691.41
February	4,318.88	3,624.74	2,140.73	2,893.18	3,058.32	3,774.51
March	4,185.00	3,784.05	2,036.86	2,787.49	3,055.73	3,853.74
April	4,525.01	3,574.23	2,324.23	2,787.48	2,930.10	3,839.90
May	4,426.24	3,425.79	2,330.06	2,736.83	3,076.70	3,637.17
June	4,243.91	3,133.39	2,419.51	2,811.08	3,181.54	3,648.92
July	4,091.38	2,685.79	2,519.79	2,720.05	3,326.51	3,691.87
August	3,743.97	2,709.29	2,556.71	2,670.79	3,263.78	3,808.70
September	3,296.66	2,204.39	2,395.87	2,726.30	3,428.51	3,899.41
October	3,478.63	2,518.99	2,575.04	2,811.72	3,320.15
November	3,658.27	2,656.85	2,630.47	2,876.39	3,447.07
December	3,806.13	2,386.41	2,760.66	2,951.24	3,578.93

The following graph sets forth the historical performance of the Dow Jones EURO STOXX 50 Index presented in the preceding table. Past movements of the Dow Jones EURO STOXX 50 Index are not necessarily indicative of the future performance of the Dow Jones EURO STOXX 50 Index. On October 4, 2006, the closing level of the Dow Jones EURO STOXX 50 Index was 3,914.73.

Historical data on the Nikkei 225 Index

The following table sets forth the closing level of the Nikkei 225 Index at the end of each month in the period from January 2001 through September 2006. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2001	2002	2003	2004	2005	2006
January	13,843.55	9,997.80	8,339.94	10,783.61	11,387.59	16,649.82
February	12,883.54	10,587.83	8,363.04	11,041.92	11,740.60	16,205.43
March	12,999.70	11,024.94	7,972.71	11,715.39	11,668.95	17,059.66
April	13,934.32	11,492.54	7,831.42	11,761.79	11,008.90	16,906.23
May	13,262.14	11,763.70	8,424.51	11,236.37	11,276.59	15,467.33
June	12,969.05	10,621.84	9,083.11	11,858.87	11,584.01	15,505.18
July	11,860.77	9,877.94	9,563.21	11,325.78	11,899.60	15,456.81
August	10,713.51	9,619.30	10,343.55	11,081.79	12,413.60	16,140.76
September	9,774.68	9,383.29	10,219.05	10,823.57	13,574.30	16,127.58
October	10,366.34	8,640.48	10,559.59	10,771.42	13,606.50
November	10,697.44	9,215.56	10,100.57	10,899.25	14,872.15
December	10,542.62	8,578.95	10,676.64	11,488.76	16,111.43

The following graph sets forth the historical performance of the Nikkei 225 Index presented in the preceding table. Past movements of the Nikkei 225 Index are not necessarily indicative of the future performance of the Nikkei 225 Index. On October 4, 2006, the closing level of the Nikkei 225 Index was 16,082.55.